Mail Stop 4561

September 26, 2006

Mr. James E. Parker
Chief Financial Officer
KH Funding Company
10801 Lockwood Drive, Suite 370
Silver Spring, Maryland 20901

> **Re:** **KH Funding Company**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **File No. 333-106501**

Dear Mr. Parker:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Sharon Blume
Senior Accountant